                                                     RULES 424(B)(3) AND 424(C)
                                                     REGISTRATION NO. 333-60053

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED AUGUST 3, 1998

                       CONSOLIDATION CAPITAL CORPORATION

  Consolidation Capital Corporation (the "Company") has prepared this Prospectus Supplement to update certain information included in the Company's Prospectus, dated August 3, 1998 covering 35,191,464 shares of the Company's common stock, par value $.001 per share.

  On August 24, 1998 the Company announced that its Board of Directors authorized the repurchase of up to 3,100,000 shares of Consolidation Capital common stock. The repurchases, which represent up to approximately 7% of the Company's 42,958,536 currently outstanding shares of common stock, will be made from time to time through open market or privately negotiated purchases at the discretion of the Company and in accordance with the rules of the Securities and Exchange Commission. The amount and timing of the repurchases will depend on the price of the Company's common stock and market and business conditions, including the amount and timing of acquisitions.

  Set forth below are (i) the Company's unaudited pro forma financial statements as of June 30, 1998 and for the year ended December 31, 1997 and for the six months ended June 30, 1997 and 1998 and (ii) the Company's consolidated financial statements as of December 31, 1997 and June 30, 1998 (unaudited) and for the three- and six-month periods ended June 30, 1997 and 1998 (unaudited).



           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 25, 1998

                       CONSOLIDATION CAPITAL CORPORATION

                                     INDEX

                                                                       PAGE NO.
                                                                       --------
PRO FORMA FINANCIAL INFORMATION
   Introduction.......................................................     2
   Unaudited Pro Forma Combined Balance Sheet as of June 30, 1998.....     3
   Unaudited Pro Forma Combined Statement of Operations for the year
    ended December 31, 1997...........................................     4
   Unaudited Pro Forma Combined Statement of Operations for the six
    months ended June 30,1997 ........................................     5
   Unaudited Pro Forma Combined Statement of Operations for the six
    months ended June 30, 1998........................................     6
   Notes to Unaudited Pro Forma Combined Financial Statements.........     7
HISTORICAL FINANCIAL INFORMATION
Financial Statements (unaudited)
   Consolidated Balance Sheet as of December 31, 1997 and June 30,
    1998..............................................................    11
   Consolidated Statement of Operations for the three months ended
    June 30, 1998 and 1997 and for the six months ended June 30, 1998
    and 1997..........................................................    12
   Consolidated Statement of Stockholders' Equity for the six months
    ended June 30, 1998...............................................    13
   Consolidated Statement of Cash Flows for the six months ended June
    30, 1998 and 1997.................................................    14
   Notes to Consolidated Financial Statements.........................    15
Management's Discussion and Analysis of Financial Condition and
Results of Operations.................................................    20

                       CONSOLIDATION CAPITAL CORPORATION

                      INTRODUCTION TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

  The financial statements of Consolidation Capital Corporation (the "Company") included in the following unaudited pro forma combined financial statements of the Company represent the consolidated financial statements of the Company, which are included elsewhere in this Prospectus Supplement or in the Prospectus dated August 3, 1998. The consolidated financial statements give retroactive effect, for all periods presented, to four acquisitions consummated during the second quarter of 1998 accounted for under the pooling-of-interests method. These four acquisitions were Perimeter Maintenance Corporation and affiliates; Crest International, LLC; Spann Building Maintenance Company and affiliate; and The Lewis Companies, Inc. and affiliates (collectively, the "Pooled Companies").

  The following unaudited pro forma combined balance sheet gives effect to the recent acquisitions of Chambers Electronic Communications LLC ("Chambers") on July 1, 1998 and McIntosh Mechanical, Inc. ("McIntosh") on August 3, 1998 (the "Subsequent Acquisitions"), as if they had been consummated as of the Company's most recent balance sheet date, June 30, 1998.

  The unaudited pro forma combined statements of operations give effect to (i) the 15 acquisitions completed during the six months ended June 30, 1998 ("1998 Acquisitions") which were business combinations accounted for under the purchase method of accounting, and (ii) the Subsequent Acquisitions, as if all such acquisitions had been consummated on January 1, 1997.

  The pro forma combined statement of operations for the year ended December 31, 1997 includes (i) audited consolidated financial statements of the Company, and (ii) financial statements of the 1998 Acquisitions and the Subsequent Acquisitions.

  The pro forma combined statement of operations for the six months ended June 30, 1997 and 1998 includes (i) the unaudited interim financial information for the Company, and (ii) the unaudited interim financial information for the 1998 Acquisitions and the Subsequent Acquisitions.

  The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial data does not purport to represent what the Company's consolidated financial position and results of operations would actually have been if such transactions in fact had occurred on the assumed dates and are not necessarily representative of the Company's consolidated financial position or results of operations for any future period. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus Supplement and in the Prospectus dated August 3, 1998.

                       CONSOLIDATION CAPITAL CORPORATION

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                 JUNE 30, 1998
                                (IN THOUSANDS)

                         CONSOLIDATION
                            CAPITAL     SUBSEQUENT  COMBINED  PRO FORMA  PRO FORMA
                          CORPORATION  ACQUISITIONS  TOTAL   ADJUSTMENTS COMBINED
                         ------------- ------------ -------- ----------- ---------
                                                              (SEE NOTE
                                                                 2)
         ASSETS
Current assets:
 Cash and cash
 equivalents............   $333,317       $  120    $333,437  $(10,733)  $322,704
 Accounts receivable,
 net....................    139,147        6,451     145,598              145,598
 Cost and estimated
 earnings in excess of
 billings on uncompleted
 contracts..............     15,210          521      15,731               15,731
 Prepaid expenses and
 other current assets...     12,335          293      12,628               12,628
                           --------       ------    --------  --------   --------
   Total current
   assets...............    500,009        7,385     507,394   (10,733)   496,661
Property and equipment,
net.....................     25,183        1,247      26,430               26,430
Goodwill, net...........    347,195          --      347,195    14,258    361,453
Other assets............      6,633          --        6,633                6,633
                           --------       ------    --------  --------   --------
   Total assets.........   $879,020       $8,632    $887,652  $  3,525   $891,177
                           ========       ======    ========  ========   ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
 Short term debt........   $  3,875       $  764    $  4,639  $          $  4,639
 Accounts payable.......     36,512        1,510      38,022               38,022
 Billings in excess of
 costs and estimated
 earnings on uncompleted
 contracts..............     43,818          121      43,939               43,939
 Accrued compensation...     18,242          246      18,488               18,488
 Accrued liabilities --
 other..................     16,889          291      17,180               17,180
 Income taxes payable...      8,452          --        8,452                8,452
                           --------       ------    --------  --------   --------
   Total current
   liabilities..........    127,788        2,932     130,720              130,720
Long-term debt..........      4,014          164       4,178                4,178
Other...................      4,355           19       4,374                4,374
                           --------       ------    --------  --------   --------
   Total liabilities....    136,157        3,115     139,272              139,272
Stockholders' equity:
 Common Stock...........         42            1          43                   43
 Convertible Non-Voting
 common stock...........          1          --            1                    1
 Additional paid-in
 capital................    712,441          115     712,556     8,926    721,482
 Accumulated other
 comprehensive income...      1,046                    1,046                1,046
 Retained earnings .....     29,333        5,401      34,734    (5,401)    29,333
                           --------       ------    --------  --------   --------
   Total stockholders'
   equity ..............    742,863        5,517     748,380     3,525    751,905
                           --------       ------    --------  --------   --------
   Total liabilities and
   stockholders'
   equity...............   $879,020       $8,632    $887,652   $ 3,525   $891,177
                           ========       ======    ========  ========   ========

                       CONSOLIDATION CAPITAL CORPORATION
             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                  1998 ACQUISITIONS
                                             ---------------------------------------------------------------------------------
                                                            SKC      GARFIELD                             TOWN &
                              CONSOLIDATION   SERVICE     ELECTRIC     AND        RIVIERA     TRI-CITY    COUNTRY     WILSON
                                 CAPITAL     MANAGEMENT      &       INDECON     ELECTRIC    ELECTRICAL   ELECTRIC   ELECTRIC
                               CORPORATION    USA, INC.  AFFILIATE   COMBINED  CONSTRUCTION  CONTRACTORS     CO.        CO.
                              -------------  ----------  ---------  ---------  ------------  -----------  ---------  ---------
Revenues......................    $ 115,309    $26,266    $23,482    $24,498       $37,049      $79,493    $48,726    $71,009
Cost of revenues..............       94,382     19,856     16,971     19,587        31,607       63,551     39,701     59,036
                                  ---------    -------    -------    -------       -------      -------    -------    -------
    Gross profit..............       20,927      6,410      6,511      4,911         5,442       15,942      9,025     11,973
Selling, general and
 administrative expenses......       17,770      3,832      2,981      4,200         3,999        9,925      7,006     10,514



Goodwill amortization.........
                                  ---------    -------    -------    -------       -------      -------    -------    -------
    Operating income (loss)...        3,157      2,578      2,311      1,930         1,443        6,017      2,019      1,459
Other (income) expense:
    Interest expense..........        1,672         53                   102           229           53         75        110
    Interest income...........       (2,336)                                                       (168)                 (156)
    Other, net................       (1,322)         6        (40)       (16)         (119)          26       (113)        77
                                  ---------    -------    -------    -------       -------      -------    -------    -------
Income (loss) before provision
 for income taxes.............        5,173      2,519      2,351      1,844         1,333        6,106      2,057      1,428
Provision for income taxes....        1,487         52      1,150        771                        462        894        625
                                  ---------    -------    -------    -------       -------      -------    -------    -------
Net income (loss).............    $   3,686    $ 2,467    $ 1,201    $ 1,073       $ 1,333      $ 5,644    $ 1,163    $   803
                                  =========    =======    =======    =======       =======      =======    =======    =======
Net income per share--Basic...    $    0.53
                                  =========
Net income per share--Diluted.    $    0.50
                                  =========
Weighted average shares
 outstanding--Basic (Note 4)..    7,007,335
                                  =========
Weighted average shares
 outstanding--Diluted
 (Note 4).....................    7,383,315
                                  =========
                               ----------------------------------------------
                                 WALKER
                               ENGINEERING   TAYLOR   REGENCY                   SUBSEQUENT   COMBINED    PRO FORMA        PRO FORMA
                                  INC.      ELECTRIC  ELECTRIC  INSIGNIFICANT  ACQUISITIONS    TOTAL    ADJUSTMENTS        COMBINED
                               -----------  --------  --------  -------------  ------------  --------  -------------      ---------
                                                                                                        (SEE NOTE 3)
Revenues......................   $127,672    $19,193  $60,283       $148,186       $27,530   $808,696     $             $   808,696
Cost of revenues..............    106,346     13,799   44,338        120,405        20,868    650,447                       650,447
                                 --------    -------  -------       --------       -------   --------     ---------     -----------
    Gross profit..............     21,326      5,394   15,945         27,781         6,662    158,249                       158,249
Selling, general and
 administrative expenses......     21,786      1,272    7,163         24,202         4,671    119,321       (24,144) (A)     94,446
                                                                                                              2,560  (E)
                                                                                                             (3,291) (F)
Goodwill amortization.........                                                                                9,046  (B)      9,046
                                 --------    -------  -------       --------       -------   --------     ---------     -----------
    Operating income (loss)...       (460)     4,122    8,782          3,579         1,991     38,928        15,829          54,757
Other (income) expense:
    Interest expense..........         36                                580            74      2,984                         2,984
    Interest income...........       (328)      (113)  (1,296)          (359)                  (4,786)          900  (D)     (3,886)
    Other, net................                   (43)                   (734)         (183)    (2,461)                       (2,461)
                                 --------    -------  -------       --------       -------   --------     ---------     -----------
Income (loss) before provision
 for income taxes.............       (168)     4,278   10,078          4,092         2,100     43,191        14,929          58,120
Provision for income taxes....                                           873                    6,314        20,192  (H)     26,506
                                 --------    -------  -------       --------       -------   --------     ---------     -----------
Net income (loss).............   $   (168)   $ 4,278  $10,078       $  3,219       $ 2,100   $ 36,877     $  (5,263)    $    31,614
                                 ========    =======  =======       ========       =======   ========     =========     ===========
Net income per share--Basic...                                                                                          $      1.11
                                                                                                                        ===========
Net income per share--Diluted.                                                                                          $      1.09
                                                                                                                        ===========
Weighted average shares
 outstanding--Basic (Note 4)..                                                                                           28,590,427
                                                                                                                        ===========
Weighted average shares
 outstanding--Diluted
 (Note 4).....................                                                                                           28,966,407
                                                                                                                        ===========

                       CONSOLIDATION CAPITAL CORPORATION
             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                             1998 ACQUISITIONS
                                   -------------------------------------------------------------------------------------------------
                                                  SKC                                                        TOWN &
                   CONSOLIDATION    SERVICE     ELECTRIC      GARFIELD        RIVIERA        TRI-CITY       COUNTRY         WILSON
                      CAPITAL      MANAGEMENT      &         AND INDECON      ELECTRIC      ELECTRICAL      ELECTRIC       ELECTRIC
                    CORPORATION    USA, INC.    AFFILIATE     COMBINED      CONSTRUCTION    CONTRACTORS        CO.           CO.
                   -------------   ----------   ---------    -----------    ------------    -----------     ---------      ---------

Revenues.........    $  59,456      $11,794      $9,407        $11,642         $16,017         $33,486       $21,594       $36,923
Cost of
 revenues........       49,180        9,289       6,562          8,329          13,761          26,400        17,253        30,704
                     ---------     ----------   ---------    -----------    ------------    -----------     ---------      ---------
 Gross profit....       10,276        2,505       2,845          3,313           2,256           7,086         4,341         6,219
Selling, general
 and
 administrative
 expenses........        8,144        1,582       2,072          2,287           1,499           4,200         4,010         4,193
Goodwill
 amortization....
                     ---------     ----------   ---------    -----------    ------------    -----------     ---------      --------
 Operating income
  (loss).........        2,132          923         773          1,026             757           2,886           331         2,026
Other (income)
 expense:
 Interest
  expense........          806           10                                         95              32            36            11
 Interest
  income.........         (244)                                    (13)                            (80)
 Other, net......         (815)                                    (69)            (90)             25           (75)          (90)
                     ---------     ----------   ---------    -----------    ------------    -----------     ---------      ---------
Income (loss)
 before provision
 for income
 taxes...........        2,385          913         773          1,108             752           2,909           370         2,105
Provision for
 income taxes....          646                                     427                           1,141                         427
                     ---------     ----------   ---------    -----------    ------------    -----------     ---------      ---------
Net income
 (loss)..........    $   1,739      $   913      $  773        $   681         $   752         $ 1,768       $   370       $ 1,678
                     =========     ==========   =========    ===========    ============    ===========     =========      =========
Net income per
 share--Basic....         0.43
                     =========
Net income per
 share--Diluted..         0.40
                     =========
Weighted average
 shares
 outstanding--
 Basic (Note 4)..    4,079,359
                     =========
Weighted average
 shares
 outstanding--
 Diluted
 (Note 4)........    4,388,808
                     =========
                                                             1998 ACQUISITIONS
                   -------------------------------------------------------------------------------------------------

                      WALKER
                    ENGINEERING  TAYLOR  REGENCY                  SUBSEQUENT  COMBINED   PRO FORMA       PRO FORMA
                       INC.     ELECTRIC ELECTRIC  INSIGNIFICANT ACQUISITIONS   TOTAL    ADJUSTMENTS      COMBINED
                    ----------- -------- --------- ------------- ------------ --------- ---------------- -----------
                                                                                        (SEE NOTE 3)
Revenues.........     $66,579    $9,886  $26,395      $69,476      $14,974    $387,629  $                $  387,629
Cost of
 revenues........      56,756     6,456   19,765       55,616       11,096     311,167                      311,167
                    ----------- -------- --------- ------------- ------------ --------- ---------------- -----------
 Gross profit....       9,823     3,430    6,630       13,860        3,878      76,462                       76,462
Selling, general
 and
 administrative
 expenses........       3,552       565    2,073       13,091        2,608      49,876        (4,070)(A)     45,992
                                                                                              (1,094)(F)
                                                                                               1,280 (E)
Goodwill
 amortization....                                                                              4,526 (B)      4,526
                    ----------- -------- --------- ------------- ------------ --------- ---------------- -----------
 Operating income
  (loss).........       6,271     2,865    4,557          769        1,270      26,586          (642)        25,944
Other (income)
 expense:
 Interest
  expense........         107                587          226                    1,910                        1,910
 Interest
  income.........        (123)      (35)    (100)        (141)                    (736)                        (736)
 Other, net......         (31)      (11)     688           67         (113)       (514)                        (514)
                    ----------- -------- --------- ------------- ------------ --------- ---------------- -----------
Income (loss)
 before provision
 for income
 taxes...........       6,318     2,911    3,382          617        1,383      25,926          (642)        25,284
Provision for
 income taxes....                                         357                    2,998         8,746 (H)     11,744
                    ----------- -------- --------- ------------- ------------ --------- ---------------- -----------
Net income
 (loss)..........     $ 6,318    $2,911  $ 3,382      $   260      $ 1,383    $ 22,928       $(9,388)    $   13,540
                    =========== ======== ========= ============= ============ ========= ================ ===========
Net income per
 share--Basic....                                                                                        $     0.49
                                                                                                         ===========
Net income per
 share--Diluted..                                                                                        $     0.49
                                                                                                         ===========
Weighted average
 shares
 outstanding--
 Basic (Note 4)..                                                                                        27,412,154
                                                                                                         ===========
Weighted average
 shares
 outstanding--
 Diluted
 (Note 4)........                                                                                        27,721,603
                                                                                                         ==========

                       CONSOLIDATION CAPITAL CORPORATION
             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                         CONSOLIDATION
                            CAPITAL        1998      SUBSEQUENT  COMBINED   PRO FORMA     PRO FORMA
                          CORPORATION  ACQUISITIONS ACQUISITIONS  TOTAL    ADJUSTMENTS     COMBINED
                         ------------- ------------ ------------ --------  ------------   ----------
                                                                           (SEE NOTE 3)
Revenues................  $  260,307     $165,925     $19,504    $445,736    $            $  445,736
Cost of revenues........     204,000      137,725      14,645     356,370                    356,370
                          ----------     --------     -------    --------    -------      ----------
 Gross profit...........      56,307       28,200       4,859      89,366                     89,366
Selling, general and
 administrative
 expenses...............      33,554       30,017       2,274      65,845    (12,982)(A)      52,863
Goodwill amortization...       1,971          234                   2,205      2,321 (B)       4,526
Non-recurring
 acquisition costs......       1,147                                1,147     (1,147)(G)         --
                          ----------     --------     -------    --------    -------      ----------
 Operating income.......      19,635       (2,051)      2,585      20,169     11,808          31,977
Other (income) expense:
 Interest expense.......         912          867                   1,779       (675)(C)       1,104
 Interest income........     (12,603)        (364)                (12,967)     3,609 (D)      (9,358)
 Other, net.............      (1,118)        (915)        (76)     (2,109)                    (2,109)
                          ----------     --------     -------    --------    -------      ----------
Income (loss) before
 provision for income
 taxes..................      32,444       (1,639)      2,661      33,466      8,874          42,340
Provision for income
 taxes..................      13,747          596                  14,343      3,426 (H)      17,769
                          ----------     --------     -------    --------    -------      ----------
Net income (loss).......  $   18,697     $ (2,235)    $ 2,661    $ 19,123    $ 5,448      $   24,571
                          ==========     ========     =======    ========    =======      ==========
Net income per share--
 Basic..................  $     0.50                                                      $     0.57
                          ==========                                                      ==========
Net income per share--
 Diluted................  $     0.48                                                      $     0.56
                          ==========                                                      ==========
Weighted average shares
 outstanding--Basic
 (Note 4)...............  37,319,254                                                      42,958,536
                          ==========                                                      ==========
Weighted average shares
 outstanding--Diluted
 (Note 4)...............  38,560,722                                                      44,265,048
                          ==========                                                      ==========

                       CONSOLIDATION CAPITAL CORPORATION

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1--GENERAL

  During the six months ended June 30, 1998, Consolidation Capital Corporation (the "Company") acquired Service Management USA, Tri-City Electrical Contractors, Inc., Garfield Electric Company, Indecon, Inc., Riviera Electric Construction Co., SKC Electric, Inc. & Affiliate, Town & Country Electric, Inc., Wilson Electric Company, Inc., Walker Engineering Inc., United Service Solutions, Inc., G.S. Group, Inc., Taylor Electric, Inc., Regency Electric Company, Inc., National Network Services, Inc. and Riviera Electric of California, Inc. (the "1998 Acquisitions"), in business combinations accounted for under the purchase method of accounting. Subsequent to June 30, 1998, the Company has acquired the Subsequent Acquisitions, in business combinations to be accounted for under the purchase method of accounting.

  The Unaudited Pro Forma Combined Balance Sheet gives effect to the Subsequent Acquisitions as if they had been consummated on June 30, 1998.

  The Unaudited Pro Forma Combined Statements of Operations give effect to the 1998 Acquisitions and the Subsequent Acquisitions as if they had been consummated as of January 1, 1997.

NOTE 2--UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

  The unaudited pro forma combined balance sheet reflects adjustments to give effect to the purchase of the Subsequent Acquisitions for consideration of approximately $10,733 in cash and 463,810 shares of common stock resulting in excess purchase price over the fair value of net assets acquired of $14,258. Such allocations are preliminary in nature, pending the outcome of a detailed analysis being performed by the Company of the assets and liabilities acquired. For purposes of computing the estimated purchase price for business combinations accounted for under the purchase method of accounting, the value of the shares was determined in consideration of restrictions on the transferability of the shares issued. The shares generally will be subject to the following restrictions on resale: up to one-third of the shares may be resold beginning twelve months after their date of acquisition, the first one-third and an additional one-third may be resold beginning eighteen months after their date of acquisition and the first two-thirds and the remaining one-third may be resold beginning twenty-four months after their date of acquisition.

                       CONSOLIDATION CAPITAL CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)


NOTE 3--UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS

  The unaudited pro forma combined statements of operations reflect the following adjustments:

(A) Reflects the modifications in salaries, bonuses and benefits to owners of the 1998 Acquisitions and the Subsequent Acquisitions to which they have agreed prospectively.

(B) Adjustment to reflect the increase in amortization expense relating to goodwill recorded in purchase accounting related to the 1998 Acquisitions and the Subsequent Acquisitions.

(C) Adjustment reflects reduction in interest expense associated with debt paid in conjunction with the acquisition of one of the 1998 Acquisitions.

(D) Adjustment to eliminate interest income relating to the cash consideration used in the acquisition of the 1998 Acquisitions and the Subsequent Acquisitions.

(E) Reflects an increase in general and administrative expenses associated with the Company's management and corporate activities.

(F) Adjustment to eliminate expense recorded in connection with certain of the 1998 Acquisitions' Employee Stock Ownership Plans for the year ended December 31, 1997 and June 30, 1997. These plans were converted to profit sharing plans as part of the acquisitions, and no further contributions will be made.

(G) Adjustment to reflect the reduction in one-time nonrecurring acquisition costs related to pooling-of-interests business combinations. These costs consist of legal, accounting and broker fees.

(H) Reflects the incremental provision for federal and state income taxes assuming all entities were subject to federal and state statutory rates for all periods presented.

                       CONSOLIDATION CAPITAL CORPORATION

NOTE 4--SHARES USED TO COMPUTE PRO FORMA EARNINGS PER SHARE

  The weighted average shares outstanding used to calculate pro forma earnings per share for the year ended December 31, 1997 and the six months ended June 30, 1997 and 1998 are as follows:

Year ended December 31, 1997:
Shares issued to the founding stockholder of the Company............   2,300,000
Weighted average shares of the Company, including shares issued in
 conjunction with the initial public offering.......................   4,015,101
Shares issued in conjunction with the acquisition of the 1998 Acqui-
 sitions............................................................   9,507,898
Shares issued in conjunction with the Subsequent Acquisitions.......     463,810
Shares sold in the initial public offering considered outstanding to fund the cash consideration of the 1998 Acquisitions and the Subse-
 quent Acquisitions.................................................  12,303,618
                                                                      ----------
Pro Forma weighted average shares outstanding--Basic................  28,590,427
Dilution attributable to stock options and warrants.................     375,980
                                                                      ----------
Pro Forma weighted average shares outstanding--Diluted..............  28,966,407
                                                                      ==========
Six months ended June 30, 1997:
Shares issued to the founding stockholder of the Company............   2,300,000
Shares issued in acquisition of Pooled Companies....................   2,836,828
Shares issued in conjunction with the acquisition of the 1998 Acqui-
 sitions............................................................   9,507,898
Shares issued in conjunction with the Subsequent Acquisitions.......     463,810
Shares sold in the initial public offering considered outstanding to fund the cash consideration of the 1998 Acquisitions and the Subse-
 quent Acquisitions.................................................  12,303,618
                                                                      ----------
Pro Forma weighted average shares outstanding--Basic................  27,412,154
Dilution attributable to stock options and warrants.................     309,449
                                                                      ----------
Pro Forma weighted average shares outstanding--Diluted..............  27,721,603
                                                                      ==========
Six months ended June 30, 1998:
Weighted average shares of the Company, prior to 1998 Acquisitions..  32,986,828
Shares issued in conjunction with the 1998 Acquisitions.............   9,507,898
Shares issued in conjunction with the Subsequent Acquisitions.......     463,810
                                                                      ----------
Pro Forma weighted average shares outstanding--Basic................  42,958,536
Dilution attributable to convertible common stock, stock options and
 warrants...........................................................   1,306,512
                                                                      ----------
Pro Forma weighted average shares outstanding--Diluted..............  44,265,048
                                                                      ==========

HISTORICAL FINANCIAL INFORMATION

FINANCIAL STATEMENTS

                       CONSOLIDATION CAPITAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       DECEMBER 31,  JUNE 30,
                                                           1997        1998
                                                       ------------ -----------
                                                                    (UNAUDITED)
                        ASSETS
Current assets:
  Cash and cash equivalents...........................   $530,568    $333,317
  Accounts receivable, net............................     23,446     139,147
  Costs and estimated earnings in excess of billings
   on uncompleted contracts...........................      2,781      15,210
  Prepaid expenses and other current assets...........      5,939      12,335
                                                         --------    --------
    Total current assets..............................    562,734     500,009
Property and equipment, net...........................      6,411      25,183
Goodwill, net.........................................        152     347,195
Other assets..........................................      1,967       6,633
                                                         --------    --------
    Total assets......................................   $571,264    $879,020
                                                         ========    ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.....................................   $  3,967    $  3,875
  Accounts payable....................................      6,541      36,512
  Billings in excess of costs and estimated earnings
   on uncompleted contracts...........................      1,225      43,818
  Income taxes payable................................        351       8,452
  Accrued compensation................................      2,237      18,242
  Accrued liabilities--other..........................      3,116      16,889
                                                         --------    --------
    Total current liabilities.........................     17,437     127,788
Long-term debt........................................     13,794       4,014
Other liabilities.....................................      1,486       4,355
                                                         --------    --------
    Total liabilities.................................     32,717     136,157
                                                         --------    --------
Stockholders' equity:
  Common stock, $.001 par value, 250,000,000 shares
   authorized, 32,871,712 and 42,494,726 shares issued
   and outstanding, respectively......................         33          42
  Convertible Non-Voting Common Stock, $.001 par
   value, 500,000 shares authorized, issued and
   outstanding........................................          1           1
  Additional paid-in capital..........................    528,613     712,441
  Accumulated other comprehensive income..............        292       1,046
  Retained earnings...................................      9,608      29,333
                                                         --------    --------
    Total stockholders' equity........................    538,547     742,863
                                                         --------    --------
    Total liabilities and stockholders' equity........   $571,264    $879,020
                                                         ========    ========

   The accompanying notes are an integral part of these financial statements.

                       CONSOLIDATION CAPITAL CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                     THREE MONTHS            SIX MONTHS
                                    ENDED JUNE 30,         ENDED JUNE 30,
                                 ---------------------  ---------------------
                                    1998       1997        1998       1997
                                 ----------  ---------  ----------  ---------
Revenues........................ $  190,077  $  28,742  $  260,307  $  59,456
Cost of revenues................    147,841     23,544     204,000     49,180
                                 ----------  ---------  ----------  ---------
    Gross profit................     42,236      5,198      56,307     10,276
Selling, general and
 administrative expenses........     22,992      3,859      33,554      8,144
Goodwill amortization...........      1,647                  1,971
Non-recurring acquisition
 costs..........................      1,147                  1,147
                                 ----------  ---------  ----------  ---------
    Operating income............     16,450      1,339      19,635      2,132
Other (income) expense:
  Interest expense..............        455        236         912        806
  Interest income...............     (5,602)      (113)    (12,603)      (244)
  Other, net....................         37        156      (1,118)      (815)
                                 ----------  ---------  ----------  ---------
Income before taxes.............     21,560      1,060      32,444      2,385
Provision for income taxes......      9,239        224      13,747        646
                                 ----------  ---------  ----------  ---------
Net income...................... $   12,321  $     836  $   18,697  $   1,739
                                 ==========  =========  ==========  =========
Net income per Common Share--
 Basic.......................... $     0.31  $    0.16  $     0.50  $    0.43
                                 ==========  =========  ==========  =========
Net income per Common Share--
 Diluted........................ $     0.30  $    0.15  $     0.48  $    0.40
                                 ==========  =========  ==========  =========
Weighted average shares
 outstanding - Basic............ 40,105,135  5,216,581  37,319,254  4,079,359
                                 ==========  =========  ==========  =========
Weighted average shares
 outstanding - Diluted.......... 41,300,982  5,526,030  38,560,722  4,388,808
                                 ==========  =========  ==========  =========


   The accompanying notes are an integral part of these financial statements.

                       CONSOLIDATION CAPITAL CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                           CONVERTIBLE
                                            NON-VOTING
                        COMMON STOCK       COMMON STOCK                ACCUMULATED
                     ------------------ ------------------ ADDITIONAL     OTHER                  TOTAL         TOTAL
                       SHARES             SHARES            PAID-IN-  COMPREHENSIVE RETAINED STOCKHOLDERS' COMPREHENSIVE
                     OUTSTANDING AMOUNT OUTSTANDING AMOUNT  CAPITAL      INCOME     EARNINGS    EQUITY        INCOME
                     ----------- ------ ----------- ------ ---------- ------------- -------- ------------- -------------
Balance, December
 31, 1997..........  32,871,712  $  33    500,000   $   1   $528,613     $  292     $ 9,608    $538,547
Transactions of
 Pooled Companies:
 Distributions
  paid.............                                             (446)                              (446)
 Adjustment to
  conform year end
  of Pooled
  Company..........                                                          76       1,242       1,318
 Stock issued upon
  exercise of
  options..........     115,116                                  217                                217
Issuance of common
 stock for acquisi-
 tions.............   9,507,898      9                       183,843                            183,852
Unrealized gain on
 marketable securi-
 ties--net of tax..                                                         678                     678       $   678
Net income.........                                              214                 18,483      18,697        18,697
                                                                                                              -------
Total comprehensive
 income............                                                                                           $19,375
                     ----------  -----    -------   -----   --------     ------     -------    --------       =======
Balance, June 30,
 1998 (unaudited)..  42,494,726  $  42    500,000   $   1   $712,441     $1,046     $29,333    $742,863
                     ==========  =====    =======   =====   ========     ======     =======    ========



   The accompanying notes are an integral part of these financial statements.

                       CONSOLIDATION CAPITAL CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                            SIX MONTHS ENDED
                                                                JUNE 30,
                                                           -------------------
                                                             1998       1997
                                                           ---------  --------
Cash flows from operating activities:
 Net income............................................... $  18,697  $  1,739
 Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization...........................     3,953       590
  Proceeds from sales of marketable securities............               1,543
  (Gain) loss on disposal of equipment....................        12        (1)
  Net unrealized/realized gain on marketable securities...    (2,039)   (2,206)
  Deferred income taxes...................................     1,193
  Minority interest.......................................     1,450       465
  Changes in operating assets and liabilities:
   Accounts receivable....................................    (1,788)   (4,761)
   Costs and estimated earnings in excess of billings.....     2,625      (605)
   Prepaid expenses and other current assets..............    (2,191)     (249)
   Billings in excess of costs and estimated earnings.....     7,073     2,302
   Accounts payable.......................................     4,554      (901)
   Accrued liabilities....................................        98     2,548
  Change in other assets..................................      (325)      858
                                                           ---------  --------
    Net cash provided by operating activities.............    33,312     1,322
                                                           ---------  --------
Cash flows from investing activities:
 Cash paid for acquisitions, net of cash acquired.........  (163,631)
 Purchases of property and equipment......................    (3,789)     (551)
 Proceeds on sale of equipment............................     3,323
 Other....................................................       181
                                                           ---------  --------
    Net cash used in investing activities.................  (163,916)     (551)
                                                           ---------  --------
Cash flows from financing activities:
 Net payments on short-term debt..........................   (29,182)     (415)
 Payments on long-term debt...............................   (40,813)     (220)
 Proceeds on long-term debt...............................     1,844     1,425
 Dividends paid...........................................      (446)     (100)
 Proceeds from related party loans........................       666       221
 Adjustments to conform year ends of pooled companies.....     1,242
 Proceeds from issuance of stock on options exercised.....       217
 Distributions to minority partners.......................      (175)     (353)
                                                           ---------  --------
    Net cash provided by (used in) financing activities...   (66,647)      558
                                                           ---------  --------
Net (decrease) increase in cash and cash equivalents......  (197,251)    1,329
Cash and cash equivalents, beginning of period............   530,568     1,139
                                                           ---------  --------
Cash and cash equivalents, end of period.................. $ 333,317  $  2,468
                                                           =========  ========
The Company issued shares of common stock and cash in connection with certain business combinations during the six months ended
 June 30, 1998. The fair values of the assets acquired and liabilities assumed at the dates of acquisition are as follows:
Accounts receivable.......................................            $109,961
Inventories...............................................               1,317
Costs and earnings in excess of billings..................              17,913
Prepaid expenses and other current assets.................               4,791
Property and equipment....................................              18,408
Intangible assets.........................................             347,730
Other assets..............................................               6,839
Short-term debt...........................................             (23,103)
Accounts payable..........................................             (28,041)
Accrued liabilities.......................................             (30,882)
Billings in excess of costs and estimated earnings........             (36,875)
Long-term debt............................................             (37,774)
Other long-term liabilities...............................              (2,801)
                                                                      --------
Net assets acquired.......................................            $347,483
                                                                      ========
These acquisitions were funded as follows:
Common stock, 9,507,898 shares............................            $183,852
Cash, net of cash acquired................................             163,631
                                                                      --------
                                                                      $347,483
                                                                      ========

          See accompanying notes to consolidated financial statements.

                       CONSOLIDATION CAPITAL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1998
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1--BASIS OF PRESENTATION

  Consolidation Capital Corporation, a Delaware corporation (the "Company"), was incorporated in September 1997. Ledecky Brothers L.L.C., ("LLC"), a limited liability corporation formed in February 1997, merged with and into the Company in September 1997 (the "Merger"). The sole member of LLC received, in connection with the Merger, 2,300,000 shares of Common Stock of the Company which represented all of the issued and outstanding shares of Common Stock, in exchange for 100% of his ownership interest in the LLC. The Merger was implemented to facilitate a public offering of securities. Because both of the organizations were under control of the sole owner, the Merger was accounted for on a historical cost basis.

  The Company is consolidating the facilities services industry with the intent to become a national single-source provider of facilities services. Through December 31, 1997, the Company's operations consisted of organizational activities, research and analysis with respect to industry consolidations and acquisition opportunities, efforts to refine the Company's business strategy and meetings and negotiations with potential acquisition candidates. The Company completed an initial public offering of its Common Stock in December 1997, selling 27,850,000 shares of Common Stock and 500,000 shares of Convertible Non-Voting Common Stock and raising net proceeds of approximately $527,000.

  During the six months ended June 30, 1998, the Company acquired all of the outstanding stock of Service Management USA, Inc., Garfield Electric Company, Indecon, Inc., Riviera Electric Construction Co., Inc., SKC Electric, Inc., Town & Country Electric, Inc., Tri-City Electrical Contractors, Inc., Walker Engineering, Inc., Wilson Electric Company, Inc., United Service Solutions, Inc., G.S. Group, Inc., Taylor Electric, Inc., Regency Electric Company, Inc., National Network Services, Inc. and Riviera Electric of California, Inc. (the "Purchased Companies") in business combinations accounted for under the purchase method of accounting. The accompanying consolidated financial statements include the accounts of the Purchased Companies from their respective acquisition dates.

  Additionally, during the three months ended June 30, 1998, the Company acquired all of the outstanding common stock of Perimeter Maintenance Corporation, Crest International LLC, Spann Building Maintenance Company and The Lewis Companies, Inc. (collectively, the "Pooled Companies") in business combinations accounted for under the pooling-of-interests method of accounting. Accordingly, the accompanying consolidated financial statements give retroactive effect to these pooling-of-interests business combinations for all periods presented.

  In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim period a fair presentation of such operations. All such adjustments are of a normal recurring nature. Operating results for interim periods are not necessarily indicative of results that may be expected for the year as a whole. It is suggested that these consolidated financial statements be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended December 31, 1997, and the Company's audited supplemental consolidated financial statements included in the Company's Registration Statement on Form S-4, as filed with the Securities and Exchange Commission on August 3, 1998.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue recognition

  The Company utilizes the percentage-of-completion method of accounting for the recognition of revenues and costs of all significant installation contracts. Revenues are recognized according to the ratio of costs incurred to estimated total contract costs. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Maintenance and other service revenues are recognized as the services are performed.

                       CONSOLIDATION CAPITAL CORPORATION

                                 JUNE 30, 1998


 Property and Equipment

  Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset. Buildings are amortized over a period of 40 years.

 Goodwill

  Goodwill, which represents the excess of cost over the fair value of assets acquired in business combinations accounted for under the purchase method, is being amortized on a straight-line basis over 40 years which is the estimated period benefitted. The recoverability of the unamortized balance of goodwill is assessed on an ongoing basis by comparing anticipated undiscounted future cash flows from operations to net book value.

 Other Comprehensive Income

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards "SFAS" No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted SFAS No. 130 during the first quarter of 1998. Prior periods have been reclassified for comparative purposes.

  The Company's other comprehensive income consists of unrealized gains on marketable securities, net of applicable taxes.

 Non-Recurring Acquisition Costs

  Non-recurring acquisition costs consist of costs incurred in conjunction with the business combinations accounted for under the pooling-of-interests method. These costs include legal and accounting fees, broker fees and other costs directly attributable to the business combination.

 New Accounting Pronouncements

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual and interim financial statements. Operating segments are determined consistent with the way management organizes and evaluates financial information internally for making decisions and assessing performance. It also requires related disclosures about products, geographic areas, and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company intends to adopt SFAS No. 131 for the year ending December 31, 1998. Implementation of this disclosure standard will not affect the Company's financial position or results of operations.

NOTE 3--BUSINESS COMBINATIONS

 Purchase Method

  As discussed in Note 1, during the six months ended June 30, 1998, the Company completed fifteen business combinations, that were accounted for under the purchase method of accounting. The consolidated financial statements include the results of these acquired entities from their respective dates of acquisition. The aggregate consideration paid for these acquisitions consisted of 9,507,898 shares of Common Stock, $187,022 in cash, including applicable professional fees, and the assumption of approximately $33,847 in debt, which was paid at closing.

                       CONSOLIDATION CAPITAL CORPORATION

                                 JUNE 30, 1998

  The aggregate purchase price does not include contingent consideration of up to $98,552 in cash and in shares of Common Stock based upon the performance of the businesses acquired.

  The total purchase price was allocated to the fair value of the net assets acquired, resulting in goodwill of approximately $348,000. Such allocations are preliminary in nature, pending the outcome of a detailed analysis being performed by the Company of the assets and liabilities acquired. For purposes of computing the estimated purchase price for accounting purposes, the value of the shares was determined in consideration of restrictions on the sale and transferability of the shares issued. The shares generally will be subject to the following restrictions on resale: up to one-third of the shares may be resold beginning twelve months after their date of acquisition, the first one-third and an additional one-third may be resold beginning eighteen months after their date of acquisition and the first two-thirds and the remaining one-third may be resold beginning twenty-four months after their date of acquisition.

  The following presents the unaudited pro forma results of operations of the Company for the three and six month periods ended June 30, 1998 and 1997, respectively, as if all of the acquisitions of the Purchased Companies had been consummated as of January 1, 1997. The pro forma results of operations reflect certain pro forma adjustments.

                                       THREE MONTHS     SIX MONTHS ENDED
                                      ENDED JUNE 30,        JUNE 30,
                                     ----------------- ------------------
                                       1998     1997     1998     1997
                                     -------- -------- -------- ---------
      Revenues                       $222,386 $194,759 $426,232 $ 372,557
      Net income                     $ 14,574 $  7,690 $ 24,142 $  12,776
      Net income per share--Basic    $   0.34 $   0.29 $   0.57 $    0.48
      Net income per share--Diluted  $   0.33 $   0.29 $   0.55 $    0.48

  The pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred as of January 1, 1997 or the results that may occur in the future.

 Pooling-of-Interests Method

  During the three months ended June 30, 1998, the Company issued 2,836,828 shares of Common Stock to acquire four companies in business combinations accounted for under the pooling-of-interests method. Additionally, one of the Pooled Companies had previously existing vested stock options which were converted into stock options for 403,389 shares of the Company's Common Stock (the "Replacement Options"). The Replacement Options are fully vested and have an exercise price of $4.84 per share.

  The Company's consolidated financial statements give retroactive effect to the acquisitions of the Pooled Companies for all periods presented. The Lewis Companies, Inc. ("Lewis") previously reported on a fiscal year ending June 30. As such, financial information for the three- and six-month fiscal periods ended December 31, 1996 of Lewis were combined with Consolidation Capital Corporation's financial information for the three- and six-month periods ended June 30, 1997, respectively, for purposes of the related statements of operations, of stockholders' equity and of cash flows. The net income of Lewis for the six months July 1, 1997 to December 31, 1997 are reflected as an adjustment to the Company's retained earnings during the three-month period ended March 31, 1998. This net adjustment of $1,242 is comprised of $30,774 of revenues, partially offset by $29,532 of costs and expenses. Commencing on January 1, 1998, the year end of Lewis was changed to December 31.

                       CONSOLIDATION CAPITAL CORPORATION

                                 JUNE 30, 1998


  The following presents the separate results, in each of the periods presented, of Consolidation Capital Corporation (excluding the results of Pooled Companies prior to the dates on which they were acquired), and the Pooled Companies up to the dates on which they were acquired:

                                               CONSOLIDATION  POOLED
                                                  CAPITAL    COMPANIES COMBINED
                                               ------------- --------- --------
For the three months ended June 30, 1997
  Revenues....................................   $    --      $28,742  $ 28,742
  Net income..................................        --          836       836
For the three months ended June 30, 1998
  Revenues....................................   $162,053     $28,024  $190,077
  Net income..................................      8,946       3,375    12,321
For the six months ended June 30, 1997
  Revenues....................................   $    --      $59,456  $ 59,456
  Net income..................................        --        1,739     1,739
For the six months ended June 30, 1998
  Revenues....................................   $199,550     $60,757  $260,307
  Net income..................................     14,209       4,488    18,697

NOTE 4--COST AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                                               DECEMBER 31, 1997 JUNE 30, 1998
                                               ----------------- -------------
                                                                  (UNAUDITED)
Costs incurred on uncompleted contracts.......      $30,606        $479,051
Estimated earnings............................        6,474         131,611
                                                    -------        --------
                                                     37,080         610,662
Less: Billings to date........................       35,524         639,270
                                                    -------        --------
                                                    $ 1,556        $(28,608)
                                                    =======        ========
Costs and estimated earnings in excess of
 billings on uncompleted contracts............      $ 2,781        $ 15,210
Billings in excess of costs and estimated
 earnings on uncompleted contracts............        1,225          43,818
                                                    -------        --------
                                                    $ 1,556        $(28,608)
                                                    =======        ========

NOTE 5--STOCK PURCHASE AND AWARD PLANS

  In addition to the Replacement Options (see Note 3, "Business Combinations"), in connection with business combinations consummated during the period from January 1, 1998 through June 30, 1998, the Company has granted options for approximately 765,846 shares of the Company's Common Stock, and is expected to issue options for an additional 987,635 shares of the Company's Common Stock, under the Company's Long-Term Incentive Plan. All options vest over a four year period from date of grant. These options have been, or will be, granted with an exercise price equal to the market price of the Company's Common Stock at the date of grant.

NOTE 6--NET EARNINGS PER SHARE

  The Company has adopted SFAS No. 128 "Earnings Per Share" which became effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 requires presentation of basic and diluted earnings per share ("EPS") and restatement of EPS data for all prior periods. Basic EPS includes no dilution and is computed by dividing net income by the Company's weighted average shares of Common Stock outstanding. Diluted EPS is computed by dividing net income by the Company's weighted average shares of Common Stock outstanding and dilutive Common Stock equivalents. The following table reconciles the numerators and denominators of the basic and diluted EPS computations for the three and six month periods ended June 30, 1998 and 1997.

                                    THREE MONTHS ENDED      SIX MONTHS ENDED
                                         JUNE 30,               JUNE 30,
                                  ---------------------- ----------------------
                                     1998        1997       1998        1997
                                  ----------- ---------- ----------- ----------
Basic earnings per share:
 Net income...................... $    12,321 $      836 $    18,697 $    1,739
 Weighted average shares
  outstanding--Basic.............  40,105,135  5,216,581  37,319,254  4,079,359
                                  ----------- ---------- ----------- ----------
 Net income per share--Basic..... $      0.31 $     0.16 $      0.50 $     0.43
                                  =========== ========== =========== ==========
Diluted earnings per share:
 Net income...................... $    12,321 $      836 $    18,697 $    1,739
 Weighted average shares
  outstanding--Basic.............  40,105,135  5,216,581  37,319,254  4,079,359
 Convertible Non-Voting Common
  Stock..........................     500,000        --      500,000        --
 Common stock equivalents from
  stock options and warrants.....     599,506    309,449     693,297    309,449
 Contingently issuable shares....      96,341        --       48,171        --
                                  ----------- ---------- ----------- ----------
 Total weighted average shares
  outstanding--Diluted...........  41,300,982  5,526,030  38,560,722  4,388,808
                                  ----------- ---------- ----------- ----------
 Net income per share--Diluted... $      0.30 $     0.15 $      0.48 $     0.40
                                  =========== ========== =========== ==========

  Outstanding stock options to purchase 634,468 shares of Common Stock as of June 30, 1998 were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Common Stock during the period.

NOTE 7--CONTINGENCY RESOLUTION

  During 1996, Lewis entered into a contract to provide electrical design, engineering and installation services for a power plant in Argentina (the "Argentina Project"). A dispute developed as to the amount to be paid to Lewis in connection with certain project scope changes. The disputed matters were submitted to a binding arbitration process. Because of the uncertainty surrounding the outcome of the litigation, Lewis wrote off a substantial amount of the receivables related to this project in 1996. In May 1998, Lewis was awarded $12,400 by the arbitration panel and this amount was received in June 1998. Lewis recognized an after tax gain of approximately $1,300 during the second quarter of 1998 in connection with this matter.

NOTE 8--SUBSEQUENT EVENTS

  Subsequent to June 30, 1998, the Company completed two business combinations to be accounted for under the purchase method for an aggregate consideration of 463,810 shares of Common Stock and approximately $10,310 in cash. Additionally, there is the potential for the payment of up to an additional $3,825 in cash and shares of Common Stock in connection with contingent consideration arrangements. The Company has also announced that it has signed letters of intent to acquire three janitorial maintenance management services businesses and two electrical and mechanical installation and maintenance services businesses. Total consideration which may be issued in connection with these pending acquisitions is $139,418 in cash and shares of Common Stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


                                 INTRODUCTION

  The following discussion should be read in conjunction with the consolidated historical financial statements, including the related notes thereto, appearing elsewhere in this Quarterly Report on Form 10-Q, as well as the Company's audited consolidated financial statements for the year ended December 31, 1997 as filed on Form 10-K, and the Company's audited supplemental consolidated financial statements as filed in the Company's Registration Statement on Form S-4 (File No. 333-60053) filed on August 3, 1998.

  Founded in February 1997, Consolidation Capital Corporation is consolidating the facilities services industry with the intent to become a national single-source provider of facilities services. The Company completed its IPO in December 1997 raising net proceeds of approximately $527,000,000. The proceeds are being used by the Company primarily in its acquisition program, although some are being used to fund operations of the Company.

  During the six months ended June 30, 1998, the Company acquired all of the outstanding stock of Service Management USA, Inc., Garfield Electric Company, Indecon, Inc., Riviera Electric Construction Co., Inc., SKC Electric, Inc., Town & Country Electric, Inc., Tri-City Electrical Contractors, Inc., Walker Engineering, Inc., Wilson Electric Company, Inc., United Service Solutions, Inc., G.S. Group, Inc., Taylor Electric, Inc., Regency Electric Company, Inc., National Network Services, Inc. and Riviera Electric of California, Inc. (the "Purchased Companies") in business combinations accounted for under the purchase method of accounting. The following discussion includes the results of the Purchased Companies from their respective acquisition dates.

  Additionally, during the three months ended June 30, 1998, the Company acquired all of the outstanding stock of Perimeter Maintenance Corporation, Crest International LLC, Spann Building Maintenance Company and The Lewis Companies, Inc. (collectively, the "Pooled Companies") in business combinations accounted for under the pooling-of-interests method of accounting. Accordingly, the following discussion includes the results of the Pooled Companies for all periods presented.

  Subsequent to June 30, 1998 and through August 13, 1998, the Company completed two business combinations for an aggregate consideration of 463,810 shares of Common Stock and approximately $10.3 million in cash. Additionally, there is the potential for the payment of up to an additional $3.8 million in cash and shares of Common Stock in connection with contingent consideration agreements.

  The Company has also announced that it has signed letters of intent to acquire three janitorial maintenance management services businesses and two electrical and mechanical installation and maintenance services business. Total consideration which may be issued in connection with these pending acquisitions is $139.4 million in cash and shares of Common Stock.

  Due to the Company's growth through acquisitions, comparisons of the historical results of the Company's operations have been and will continue to be affected primarily by the addition of acquired companies. In most instances, increases in the various revenues and expense components of the Company's results are due primarily to growth from acquisitions. Neither the magnitude nor the source of such changes is necessarily indicative of changes that will occur in the future.

  The Company's revenues are derived primarily from the providing of janitorial maintenance management services, electrical installation and maintenance services and mechanical installation and maintenance services. For the three and six months ended June 30, 1998, approximately 20.6%, 72.8% and 6.6% and 23.8%, 71.4% and 4.8% of the Company's revenues were derived from janitorial maintenance management services, electrical installation and maintenance services and mechanical installation and maintenance services, respectively.

  The Company's revenues are recognized as services are performed for maintenance and service contracts. Additionally, the Company utilizes the percentage-of-completion method of accounting for installation contracts.

Under this method, revenues are recognized according to the ratio of costs incurred to estimated total contract costs. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual and interim financial statements. Operating segments are determined consistent with the way management organizes and evaluates financial information internally for making decisions and assessing performance. It also requires related disclosures about products, geographic areas, and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company intends to adopt SFAS No. 131 for the year ending December 31, 1998. Implementation of this disclosure standard will not affect the Company's financial position or results of operations.

                      CONSOLIDATED RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THE THREE MONTHS ENDED JUNE 30,
1997

  Revenues. Consolidated revenues for the three months ended June 30, 1998 increased $161.3 million, or 561.3%, to $190.1 million from $28.7 million for the three months ended June 30, 1997. This increase was primarily as a result of the acquisition of the Purchased Companies during the six months ended June 30, 1998, which have been included since their respective dates of acquisition, and, to a lesser extent, an increase in the revenues of the Pooled Companies.

  Gross profit. Gross profit for the three months ended June 30, 1998 increased $37.0 million, or 712.5%, to $42.2 million from $5.2 million for the three months ended June 30, 1997. This increase is primarily as a result of the acquisition of the Purchased Companies. Gross profit as a percentage of revenues ("gross margin") increased to 22.2% for the three months ended June 30, 1998 from 18.1% for the three months ended June 30, 1997. This increase in the gross margin is primarily attributable to the higher gross margins of the Purchased Companies and, to a lesser extent, an increase in the gross margin as a result of the Argentina settlement at The Lewis Companies, Inc. as discussed in Note 7 to the accompanying financial statements.

  Selling, general and administrative. Selling, general and administrative expenses for the three months ended June 30, 1998 increased $21.9 million, or 568.2%, to $25.8 million from $3.9 million for the three months ended June 30, 1997. This increase is primarily attributable to the selling, general and administrative expenses of the Purchased Companies, the goodwill amortization associated with the Purchased Companies and the general and administrative costs of the Company's corporate activities. Selling, general and administrative expenses as a percentage of revenues increased to 13.6% for the three months ended June 30, 1998 from 13.4% for the three months ended June 30, 1997.

  Goodwill amortization. Goodwill amortization increased to $1.6 million for the three months ended June 30, 1998 as a result of the goodwill recorded in conjunction with the Purchased Companies.

  Non-recurring acquisition costs. Non-recurring acquisition costs consist of costs incurred in conjunction with the business combinations accounted for under the pooling-of-interests method. These costs include legal and accounting fees, broker fees and other costs directly attributable to the business combination.

  Other income, net. Other income, net for the three months ended June 30, 1998 increased $5.4 million, or 1931.5%, to $5.1 million from other expense of $.3 million for the three months ended June 30, 1997. This increase is primarily attributable to the interest income of $4.9 million generated from the investment of the proceeds raised in the Company's initial public offering in December 1997.

  Provision for income taxes. The provision for income taxes for the three months ended June 30, 1998 increased $9.0 million, to $9.2 million from $.2 million for the three months ended June 30, 1997, reflecting an effective tax rate of 42.9% and 21.1%, respectively. The increase in the effective rate is primarily attributable to the increase in income generated from entities which were subject to C corporation taxes, versus certain of the Pooled Companies which had elected to be treated as subchapter S corporations for tax purposes prior to their being acquired by the Company and the non-deductibility of certain acquisition costs and certain goodwill amortization.

SIX MONTHS ENDED JUNE 30, 1998 AS COMPARED TO THE SIX MONTHS ENDED JUNE 30,
1997

  Revenues. Consolidated revenues for the six months ended June 30, 1998 increased $200.8 million, or 337.8%, to $260.3 million from $59.5 million for the six months ended June 30, 1997. This increase was primarily as a result of the acquisition of the Purchased Companies during the six months ended June 30, 1998, which have been included since their respective dates of acquisition, and, to a lesser extent, an increase in the revenues of the Pooled Companies.

  Gross profit. Gross profit for the six months ended June 30, 1998 increased $46.0 million, or 447.9%, to $56.3 million from $10.3 million for the six months ended June 30, 1997. This increase is primarily as a result of the acquisition of the Purchased Companies. Gross margin increased to 21.6% for the six months ended June 30, 1998, from 17.3% for the six months ended June 30, 1997. This increase in the gross margin is primarily attributable to the higher gross margins of the Purchased Companies, and, to a lesser extent, an increase in the gross margin at The Lewis Companies, Inc. as discussed in Note 7 to the accompanying financial statements.

  Selling, general and administrative. Selling, general and administrative expenses for the six months ended June 30, 1998 increased $28.5 million, or 350.3%, to $36.7 million from $8.1 million for the six months ended June 30, 1997. Selling, general and administrative expenses as a percentage of revenues increased to 14.1% for the six months ended June 30, 1998 from 13.7% for the six months ended June 30, 1997. These increases are primarily attributable to the higher selling, general and administrative expenses of the Purchased Companies, the goodwill amortization associated with the Purchased Companies and the general and administrative costs of the Company's corporate activities.

  Goodwill amortization. Goodwill amortization increased to $2.0 million for the six months ended June 30, 1998 as a result of the goodwill recorded in conjunction with the Purchased Companies.

  Non-recurring acquisition costs. Non-recurring acquisition costs consist of costs incurred in conjunction with the business combinations accounted for under the pooling-of-interests method. These costs include legal and accounting fees, broker fees and other costs directly attributable to the business combination.

  Other income, net. Other income, net for the six months ended June 30, 1998 increased $12.6 million, or 4962.8% to $12.8 million from $.3 million for the six months ended June 30, 1997. This increase is primarily attributable to the interest income of $11.6 million generated from the investment of the proceeds raised in the Company's initial public offering in December 1997 and approximately a $1.9 million gain on the sale of marketable securities.

  Provision for income taxes. The provision for income taxes for the six months ended June 30, 1998 increased $13.1 million, to $13.7 million from $.6 million for the six months ended June 30, 1997, reflecting an effective tax rate of 42.4% and 27.1% respectively. The increase in the effective rate is primarily attributable to the increase in income generated from entities which were subject to C corporation taxes, versus certain of the Pooled Companies which had elected to be treated as subchapter S corporations for tax purposes prior to their being acquired by the Company, and the non-deductibility of certain acquisition costs and certain goodwill amortization.

                        LIQUIDITY AND CAPITAL RESOURCES

  At June 30, 1998, the Company had cash and cash equivalents of $333.3 million and working capital of $372.2 million. Additionally, BT Alex. Brown Incorporated has provided the Company with a letter, dated May 12, 1998, in which BT confirms that, upon the Company's request, BT commits to use its best efforts to arrange and syndicate a $100 million senior secured revolving bank credit facility to be used by the Company for future acquisitions or other capital requirements. This bank credit facility may, under certain conditions to be mutually agreed upon, be increased up to a $500 million facility. The terms and conditions of any BT debt facility, including the fee arrangements, are subject to mutual agreement. Use of any such facility would likely be subject to conditions customary to facilities of this type, including restrictions on other indebtedness, mergers, acquisitions, dispositions and similar transactions. The Company may not succeed in obtaining a facility of any size or in negotiating terms satisfactory to the Company. Except for this proposed bank credit facility, the Company currently has no plan or intention to obtain additional capital through debt or equity financing in the next 12 months. If and when the Company requires additional financing for its acquisition program or for other capital requirements, the Company may be unable to obtain any such financing on terms that the Company deems acceptable.

  The Company also expects to utilize its Common Stock as a source of capital to provide a portion of the consideration paid to acquire certain companies. The Company believes that its cash and cash equivalents, cash flow from operations and its available authorized but unissued and unreserved shares of Common Stock that may be issued in acquisitions, will be sufficient to fund its operations and acquisition program through the end of 1998.

  During the six months ended June 30, 1998, net cash provided by operating activities was $33.3 million. Net cash used in investing activities was $163.9 million, which primarily consisted of $163.6 million used for acquisitions.

  The acquisitions completed during the six months ended June 30, 1998 of the Purchased Companies also provide for the potential payment of approximately $99 million in cash and shares of the Company's Common Stock based upon the performance of the Purchased Companies.

                FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

  Quarterly results may be materially affected by the timing of acquisitions, the timing and magnitude of costs related to such acquisitions, variations in services provided by the Company and the timing of these services, general economic conditions, and the retroactive restatement in accordance with generally accepted accounting principles of the Company's consolidated financial statements for acquisitions accounted for under the pooling-of-interests method. Moreover, the operating margins of companies acquired by the Company may differ substantially from those of the Company, which could contribute to the further fluctuation in its quarterly operations. Therefore, results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent fiscal quarter or for a full fiscal year.

                                   INFLATION

  The Company does not believe that inflation has had a material impact on its results of operations during the three or six months ended June 30, 1998.

                                YEAR 2000 ISSUE

  The Company has begun to assess whether its business systems, products and services could be affected by the year 2000 issue. The year 2000 issue refers to a number of date-related problems that may affect information technology ("IT") and non-IT systems, including codes imbedded in chips and other hardware devices. These problems include systems that identify a year by two digits and not four so that a date using "00" would be recognized as the year "1900" rather than the year "2000."

  The Company plans to complete the assessment of the impact of the year 2000, formalize its plan to resolve the issues and begin to implement the plan by December 1998. In assessing the impact of the year 2000, the Company will also take into account the impact of the year 2000 on its vendors, suppliers, major customers and other third parties with which the Company has material relationships. At this time, the Company cannot assess the extent to which it will be dependent upon third parties to identify or address such issues and does not have an estimate of the cost of compliance. Any failure by the Company to ensure that its systems or the systems of vendors, suppliers or other third parties with which the Company has material relationships are year 2000 compliant could have a material adverse effect on the Company's operations. Any failure of the Company's business systems, products or services to perform could result in claims against the Company.